May 13, 2008

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:                Crdentia Corp.

                     Form 10-KS for the Year Ended December 31, 2007

                     Filed March 31, 2008

File No.         000-31152

Dear Mr. Spirgel:

Further to our letter of May 8, 2008, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *  *  *  *  *

We appreciate your review of our filing and if you have any questions about our responses, please call me at (972) 850-0780.

Sincerely,

/S/ James J. TerBeest

James J. TerBeest
Chief Financial Officer

[Filed on Edgar on May 13, 2008]